UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 20 December 2021, London UK - LSE announcement

GSK announces Sir Dave Lewis appointed Non-Executive Chair Designate of independent Consumer Healthcare company

New world-leader in Consumer Healthcare on track to list in 2022

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that Sir Dave Lewis has been appointed as Non-Executive Chair Designate of the new Consumer Healthcare company which will result from the proposed demerger from GSK in 2022. His appointment will take effect from 1st January 2022.

As set out at GSK's Investor Update in June 2021, subject to approval from shareholders, the separation of Consumer Healthcare will be by way of a demerger in mid-2022 of at least 80% of GSK's holding to shareholders. The new resulting company is expected to attain a premium listing on the London Stock Exchange.

The new business is expected to be a world-leader in Consumer Health offering the prospect of superior, sustainable sales growth and a highly attractive financial profile for investors. Since 2014, through successful strategic portfolio changes, including integrations of the Novartis consumer healthcare portfolio in 2015 and the Pfizer portfolio in 2019, GSK Consumer Healthcare has been transformed into a highly valuable and focused global business generating annual sales of more than £10 billion. The business now has an exceptional portfolio of world-class, category-leading brands, together with global scale and new innovation capabilities, offering a differentiated proposition that combines trusted science and human understanding.

Sir Dave is a highly experienced and respected global business leader in consumer goods and retail. From 2014 to 2020 he was Group Chief Executive Officer of Tesco plc and prior to that was Global President, Personal Care at Unilever. He also has extensive experience as a Board Director, in both the UK and US, having served on the Boards of Sky plc, Tesco plc and currently PepsiCo.

Today's announcement follows the appointment of Brian McNamara as Chief Executive Officer Designate of the new Consumer Healthcare company in July 2021. Formation of the management team for the new company has also now been completed, with full details available on gsk.com.

Sir Jonathan Symonds, Chair, GSK, said: "I am delighted to welcome Dave as Chair Designate of the new Consumer Healthcare company. He brings outstanding global consumer and retail sector experience that will be of valuable support to Brian and the management team as they deliver the full potential of this new world-leading Consumer Healthcare company."

Sir Dave Lewis, Chair Designate, GSK Consumer Healthcare, said: "GSK Consumer Healthcare is a world-class business with significant prospects and a high-quality leadership team. I am looking forward to being part of its exciting future as an independent company and the very positive impact it can have on people's health all over the world."

As Chair Designate, Sir Dave will now support preparations for the demerger and, in accordance with best practice, lead the process to establish the new Board of Directors of the new Consumer Healthcare company. This new Board will include the appropriate mix of skills, experience, diversity, and continuity, relevant to Consumer Health, to represent and maximise the value of this new business for all stakeholders.

Notes to Editors

Appointment and selection process

The Board of GSK conducted an extensive search and selection process for this appointment, using an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms, overseen by the Nominations & Corporate Governance Committee. The external search firm provided a diverse list of candidates who were approached, evaluated and interviewed, against an agreed set of criteria, to identify the most suitable candidate to lead the Board of the demerged Consumer Healthcare business.

Remuneration

Sir Dave will receive total fees of £700,000 per annum as Non-Executive Chair of the listed Consumer Healthcare company and will be required to invest an element of his net fees in company shares.

Biography

Sir Dave Lewis served as Group Chief Executive Officer of Tesco plc, a multinational grocery and general merchandise retailer, from 2014 until September 2020.

Prior to joining Tesco, he served in a variety of management positions with Unilever plc, a global consumer products company, from 1987 to 2014, including a variety of leadership roles in Europe, Asia and the Americas, including as President, Personal Care from 2011 to 2014; President, Americas from 2010 to 2011; and Chairman, United Kingdom and Ireland from 2007 to 2010.

Sir Dave has served on the Pepsico Inc. Board since November 2020 and as Chairman of Xlinks since September 2021. He was appointed to serve as co-chair of the UK government's Supply Chain Advisory Group in October 2021. He previously served on the Sky plc Board from 2012 to 2016.

Sir Dave also serves on the boards of several non-profit and charitable organisations, including as Chair of World Wildlife Fund - UK and as a trustee of Leverhulme Trust, a UK charitable foundation. He was also chair of Champions 12.3, a UN programme seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and co-chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the United Kingdom.

In recognition of his contribution to business and the food industry in the United Kingdom, Sir Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year's Honours List.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's Q3 2021 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 20, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc